CONFORMED
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of December 29, 2009

BACHOCO INDUSTRIES
(Translation of Registrant’s name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Industrias Bachoco, S.A. de C.V.
(Registrant)

Date: December 29, 2009	By	/s/ Daniel Salazar Ferrer, CFO

Bachoco Announces Effects of Mexican Tax Reforms

Celaya, Gto., Mexico, - December 29, 2009 - Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE: IBA; BMV: Bachoco), Mexico’s leading producer and processor of poultry products, today announced that following the Mexican Stock Exchange recommendation, the Company is disclosing the main effect resulting from the reform of the Mexican tax laws, according to information published in the Official Gazette on December 7, 2009. As a result, Bachoco’s income tax rate will increase two percentage points for the year 2010.

As a consequence of such increase, during this fourth quarter the Company will record a one-time charge of about Ps.200 million for deferred taxes; nonetheless, this charge will not affect the Company’s cash flow.

Bachoco does not expect any other material effects on its financial condition resulting from other items in the above-mentioned Mexican reforms.

Company Description

Industrias Bachoco S.A.B. de C.V. is the largest poultry company in Mexico, with over 800 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco’s main business lines are chicken, eggs, swine and balanced feed. The Company’s headquarters are based in Celaya, Guanajuato, located in Mexico’s central region. Its securities are listed and traded on the BMV (Bachoco) and on the NYSE (IBA). For more information, please visit Bachoco’s website at http://www.bachoco.com.mx or contact our IR department.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy.  Actual results may differ.  Factors that could cause these projections to differ include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico, and operating cost estimates.  For more information regarding Bachoco and its outlook, please contact the Company’s Investor Relations Department.